SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 9)

                    Under the Securities Exchange Act of 1934

                         Hallwood Realty Partners, L.P.
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                                (Name of Issuer)


                        Units of Limited Partner Interest
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                         (Title of Class of Securities)


                                    40636T203
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                                 (CUSIP Number)

                              W. Alan Kailer, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 April 16, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 406364307



         1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                   The Hallwood Group Incorporated            52-0261339
                  --------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

         3.       SEC Use Only
                              --------------------------------------------------

         4.       Source of Funds (See instructions) OO
                                                    ----------------------------

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization Delaware
                                                      --------------------------

                                        7. Sole Voting Power 0
         Number  of Units                                   --------------------
         Beneficially Owned by
         Each Reporting Person          8. Shared Voting Power 330,432 Units
         With:                                                ------------------

                                        9. Sole Dispositive Power 330,432 Units
                                                                 ---------------

                                       10. Shared Dispositive Power 0
                                                                   -------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    330,432 Units
                  --------------------------------------------------------------

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Units (See Instructions) [ ]

         13.      Percent of Class Represented by Amount in Row 11.
                                                        20.7%
                  --------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions):
                                                         OO
                  --------------------------------------------------------------




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


                                  Schedule 13D

         This Amendment No. 9 to Schedule 13D amends the Schedule 13D, filed July 24, 1993, as previously amended (the "Schedule 13D"), by the Hallwood Group Incorporated, a Delaware corporation ("Hallwood") and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D. "No material changes" means no material changes to the response contained in Hallwood's Schedule 13D previously filed.

Item 1.  Security and Issuer.

                  No material changes.

Item 2.  Identity and Background.

                  No material changes.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.  Purpose of Transaction.

                  On April 16, 2004, HRPT Properties Trust, a Maryland real estate investment trust ("Parent"), HWP LP Acquisition LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent ("Merger Sub"), Hallwood Realty Partners, L.P., a Delaware limited partnership (the "Partnership") and Hallwood Realty, LLC, a Delaware limited liability company and the general partner of the Partnership (the "General Partner") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Partnership will, subject to the terms and conditions of the Merger Agreement, merge with and into Merger Sub (the "Merger"), with the Partnership becoming a wholly-owned subsidiary of Parent. Hallwood is the sole owner of HWG, LLC ("HWG, LLC"), which owns 330,432 units of limited partner interest in the Partnership (the "Units").

                  In connection with the Merger Agreement, Hallwood and its real estate subsidiaries entered into a purchase agreement (the "Purchase Agreement"), pursuant to which, among other things, HWG, LLC will, subject to certain events, sell the Units to a wholly-owned subsidiary of Parent. HWG, LLC has granted Parent a proxy to vote the 330,432 Units in favor of the Merger Agreement and the Merger. Hallwood will continue to have sole dispositive power over the 330,432 Units.

                  Other than as set forth above, Hallwood has not formulated any plans or proposals of the type referred to in clauses (a) -
                  (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  As of the date of this filing, Hallwood, through HWG, LLC owns 330,432 Units, representing approximately 20.7% of the outstanding Units. Pursuant to the Purchase Agreement, HWG, LLC granted an irrevocable proxy to Parent for voting power over the 330,432 Units, and therefore, Parent and Hallwood are deemed to have shared voting power with respect to such Units.


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

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.  Materials Filed as Exhibits.

                  Purchase Agreement, dated April 16, 2004, incorporated by reference from Hallwood's Form 8-K filed April 19, 2004.










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


                                    SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: April 22, 2004                        THE HALLWOOD GROUP INCORPORATED



                                            /s/ Melvin J. Melle
                                            ------------------------------------
                                            Melvin J. Melle
                                            Vice President
















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